Exhibit 99.1

PRESS RELEASE

Heli-One Supports Spanish Helicopter Operator

VANCOUVER, May 22, 2008 /Marketwire – Heli-One, an operating division of CHC Helicopter Corporation (“CHC”) (TSX: FLY.A and FLY.B; NYSE: FLI) announced today that it has been awarded a helicopter support contract with HeliSureste, the on-shore division of the Inaer Group in Spain.

The contract is for follow-on support for 76 PT6T power sections and associated combining gearboxes. The contract, which commenced May 1, 2008 is valued at approximately $4.5 million (Canadian dollars) over the three year contract term.

This contract follows a contract renewal January 1, 2008 with Helicsa, the offshore division of Inaer Group, for power by the hour support of three Sikorsky S61N Search and Rescue helicopters. The three year renewal covers T58 engines and major components on each of the aircraft and is valued at approximately $3.6 million (Canadian dollars).

Chris McDowell, Heli-One’s Vice President of Business Development and Sales said, “Heli-One is proud to support Inaer's helicopter operations through these two contracts which further reinforce our long and close relationship with them. We’re excited to support the PT6 contract out of our new 234,000 sq ft facility in Vancouver, where Pratt recently certified our state-of-the-art PT6 test cell.”

Inaer Group’s Chief Executive Officer, Luis Miòano Sanvalero commented, “Heli-One’s strong performance and ability to meet operational requirements in the past has made us confident that this is the right choice for Inaer. We look forward to continuing to work closely with Heli-One for many years to come.”

These engine MRO contracts are the latest product of the long term relationship between Inaer Group and the CHC Group. The relationship began more than 20 years ago when both organizations collaborated during the development of the Spanish Search and Rescue Service (supported by Sikorsky S61N helicopters).

Heli-One is the world’s largest, independent helicopter support company, providing engine and component repair and overhaul, modifications, inspections, completions and logistics support for 20 different aircraft types, operated by customers around the world.

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Forward Looking Statements

Statements in this press release contain projections and other forward-looking statements involving known and unknown risks and uncertainties which may cause our performance to be materially different from that implied. While these projections and other statements represent our best current judgment, they may involve additional risks and uncertainties including, but not limited to, factors detailed in CHC’s Annual Report on Form 20-F and in other filings with the United States SEC and the Canadian securities regulatory authorities. Unless otherwise required by applicable securities laws, CHC disclaims any intention or obligation to update or revise any forward looking information, whether as a result of new information, future events or otherwise.

For further information, please contact:

Rick Davis
Senior Vice-President and Chief Financial Officer
(604) 279-2471 or (778) 999-0314
communications@chc.ca